NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW
Eric Graben T: 864.373.2262 eric.graben@nelsonmullins.com	2 W. Washington, Suite 400, Greenville, SC 29601 T: 864.373.2300 F: 864.373.2925 nelsonmullins.com

March 20, 2023

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Ms. Alexandra Barone

RE:	Fat Projects Acquisition Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed March 20, 2023 File No. 001-40755

Ladies and Gentlemen:

On behalf of Fat Projects Acquisition Corp. (the “Company”), we are hereby responding to the letter dated March 20, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement on Schedule 14A (the “PRE 14A”). In response to the Comment Letter and to update certain information in the PRE 14A, the Company is submitting its Revised Preliminary Proxy Statement on Schedule 14A (the “PRER 14A”) with the Commission today.

Capitalized terms used but not defined in this letter have the meanings as defined in the Amended Registration Statement.

California | Colorado | District of Columbia | Florida | Georgia | Maryland | Massachusetts

Minnesota | New York | North Carolina | Ohio | South Carolina | Tennessee | Texas | Virginia | West Virginia

Securities and Exchange Commission

March 20, 2023

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

Risk Factors

Our common stock (and our warrants) may be subject to the penny stock rules in the future...,

1.	Please expand your risk factor and highlight at the forefront of the proxy statement to clearly discuss the impact that the trust falling below $5,000,001 would have upon your listing on Nasdaq. In this regard, we note that if the amount in the trust falls below $5,000,001 as a result of redemptions, the company would likely no longer meet the Nasdaq listing standards. At that point it is possible the company would become a penny stock. Please provide clear disclosure that removal of this provision could result in your securities falling within the definition of penny stock and clearly discuss the risk to the company and investors if your securities were to fall within the definition of penny stock.

Response: In response to the Staff’s comment, we have removed all language calling for the deletion of $5,000,001 net tangible assets requirements and/or thresholds.

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Given the Company’s time constraints to complete the Business Combination, we would be very appreciative of the Staff’s expeditious review of the Company’s responses and updates to the Amended Registration Statement. Please contact me with any questions or follow up requests. I can be reached at 864-373-2262 or eric.graben@nelsonmullins.com. Thank you very much for your assistance.

Sincerely,

Eric Graben